Exhinit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Harman International Industries, Incorporated:

We consent to the use of our reports dated August 7, 2014, with respect to the consolidated balance sheets of Harman International Industries, Incorporated and subsidiaries as of June 30, 2014 and 2013, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2014, the related financial statement schedule for each of the years in the three-year period ended June 30, 2014, and the effectiveness of internal control over financial reporting as of June 30, 2014, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the Registration Statement on Form S-3.

(signed) KPMG LLP

Stamford, Connecticut

March 2, 2015